NATCORE TECHNOLOGY INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the Three and Nine Months Ended September 30, 2016

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.1 Date

This Management Discussion and Analysis (“MD&A”) of Natcore Technology Inc. (“Natcore” or the “Company”) should be read in conjunction with the financial statements of the Company for the three and nine months ended September 30, 2016 and related notes. The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s Board of Directors have reviewed and approved this MD&A. This discussion has been prepared by management as of November29 , 2016.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

The Company’s reporting currency is the United States (“US”) dollar and all amounts in this MD&A are expressed in US dollars unless otherwise noted.

1.2 Overall Performance Overview

Natcore Technology Inc. (“Natcore”) is a corporation organized under the laws of British Columbia, Canada organized on August 9, 2007 for the purpose of commercializing technology which enables the controlled deposition of silicon dioxide and mixed silicon oxides from an aqueous solution at ambient temperatures and pressures. The technology was developed at Rice University (“Rice”) and has been licensed to Natcore pursuant to an exclusive license agreement. In connection with the license agreement, Rice became a Natcore shareholder and continues to hold a stake in the company. Natcore is a research and development company pioneering solar cells with improved efficiency and reduced cost. By combining expertise of our scientists – who are among the most renowned in the solar community – with a well-equipped research facility, we are developing approaches that will define the next generation of cells. Our output is technology: our intellectual property is currently protected by 62 patents granted or pending. Natcore plans to move our technologies into manufacturing through partnerships that ultimately yield licensing and royalty revenue streams. See “Appendix A. Revenue” for details.

Primary Technology: Laser Processed Back-Contact Cells

The vast majority of solar cells produced today employ front contacts. One of the typical cell’s electrical contacts is the familiar grid of metal lines on the front of a cell. Even though the grid lines are thin, they block light and thus reduce efficiency. These standard solar cells are also made using a thermally diffused emitter, requiring very high process temperatures (>800C). The combination of front contacts and thermally diffused emitters limits current cell efficiency to about 19%.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.2 Overall Performance Overview (continued)

Primary Technology: Laser Processed Back-Contact Cells (continued)

Recently, a 25.6% efficiency was reported – the highest efficiency ever reached for a silicon solar cell. The cell in question used only back contacts, thus blocking no light. It also used a silicon heterojunction (SHJ) emitter, eliminating high temperature diffusion steps. While this achievement showed the value of these approaches, the cell was produced using a complicated, high cost process. The goal then is to produce a similar cell at a much lower cost. Our design involves highly defined regions of heavily doped silicon in order to form the base contact of the solar cell. By using a powerful focused laser beam, small regions of the silicon surface can be melted in the presence of a specially applied dopant, allowing that dopant to penetrate the silicon matrix. In particular, Natcore scientists have discovered a method to laser-form these dopant regions while not disrupting the high quality emitter already present on the solar cell. Our laser process is rapid, and can be performed with low-capital equipment at atmospheric conditions. Our approach to metallization is game changing. Silver is a staple of current solar cells, being used for its high conductivity and easy processing. However, it can represent from 30% to 50% of the fabrication cost of a solar cell. Our unique metallization approach relies upon a simple multilayer structure, with a focus on inexpensive aluminum as the main conductor. This permits substantial cost saving. However, there are two additional areas of cost saving with our approach.

•	First, our metallization process can have a very low capital cost and footprint.

•

Second, the resulting cell architecture is ideal for subsequent incorporation into modules cheaply and with low cell-to-module (CTM) losses. The typical CTM loss is 8%–10%. Natcore has a joint development agreement with a company that manufactures automated equipment for the production of photovoltaic modules. Research indicates that the combination of our cell with their module would have a 0% cell-to-module loss. Natcore has protected its laser back-contacted cell approach with a number of patent filings covering the architecture, laser process, and general processing characteristics.

Our History and Development

Natcore was a Capital Pool Company until it completed a Qualifying Transaction on May 8, 2009. The Qualified Transaction involved a reverse takeover of Syracuse Capital Corp by Natcore Technology, Inc., a private Delaware company that is now a wholly owned subsidiary of the Company. Syracuse Capital Corp. was a company incorporated under the British Columbia Business Corporations Act as a Capital Pool Company, having its common shares listed on the Exchange.

On May 8, 2009, Natcore completed its ‘Qualifying Transaction’ by acquiring all of the issued and outstanding securities of Natcore Technology, Inc. in consideration of the issuance of 12,960,686 common shares of the Company having a deemed price of CDN$0.40 per share and the issuance of 2,145,000 share purchase warrants, each warrant exercisable into one additional common share at a price of CDN$0.40 per share for a period of five years expiring May 9, 2014.

The Common Shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “NXT” and traded on the OTCQB market under the symbol “NTCXF”. Effective May 26, 2015, the Company became a fully-reporting issuer in the United States.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.2 Overall Performance Overview (continued)

In March 2012, the Company opened its Research and Development Center in Rochester, NY. The R&D Center is enabling Natcore to develop applications based on the company’s proprietary Liquid Phase Deposition (LPD) technology.

The Company also entered into an exclusive worldwide licensing agreement with National Renewable Energy Laboratory (NREL) to commercialize Black Silicon. NREL and the Company are working together to reduce solar cell costs by 2% to 3%.

On October 25, 2012, the Company announced that its scientists had created the world’s first Black Silicon solar cell using processes amenable to low-cost mass production. After having previously treating a wafer to make it the “blackest” silicon solar cell surface ever recorded, Natcore’s technicians used their scalable liquid phase deposition (LPD) process to create the Black Silicon solar cell, from wafer to finished cell, in their R&D Center in Rochester, NY.

Competitive Landscape

Given the complex nature and cost of the systems now in use by the solar cell industry, Natcore expects to offer its customers an extremely attractive value proposition. Natcore’s black silicon technology will replace an expensive, energy and manpower intensive, thermal vacuum process with a simple wet chemistry process that will make an improved antireflection surface on silicon solar cells. An independent engineering study comparing Natcore’s technology to that now used by the solar cell industry shows conclusively that solar cell manufacturing costs can be reduced by up to 23.5%. The study included both capital and lifecycle costs when making the comparison. Other studies completed by the Company have shown that Natcore’s LPD technology can be tailored to solar cell technologies other than silicon, and while costs savings have not been quantified, preliminary results indicate they will result in at least single digit percentage cost reductions.

As stated earlier, the Company is unaware of any competing room temperature antireflective coating technology in commercial use or in development. While current thermal/vacuum systems are adequate for Generation 1 and 2 cells, Natcore’s technology will enable those cell producers to improve their profit margins by offering lower cost and higher throughput rates.

The following report describes the substantial global growth in the mono-silicon usage in the solar industry. This is particularly important since Natcore’s technologies are particularly suited and maximized the efficiencies of this mono-silicon n-type solar cells.

Industry studies project global mono-Si demand will top out at less than 10GW in 2015, but global mono-Si wafer capacity has already reached 14GW. This oversupply has led to a substantial price drop in the mono-Si wafer market. Looking ahead to 2016, wafer manufacturers will be expanding their mono-Si capacity as they are optimistic about the market prospects. Several major Chinese wafer suppliers have confirmed to making such plans. Also, the leading multi-Si wafer company has announced that it will increase its mono-Si wafer capacity to 1GW next year, marking an aggressive entry into this market. In sum, industry analysts project that the global mono-Si capacity will surpass 17GW in 2016, with the annual growth rate exceeding 20%.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.2 Overall Performance Overview (continued)

Competitive Landscape

Global mono-Si wafer capacity, 20152016

Source: Energy Trend

Nonetheless, oversupply will persist in the mono-Si wafer market next year unless end market demand increases substantially. For N-type mono-Si wafers, the supply and demand situation is more balanced because the customer base for these products is concentrated and stable. The market for P-type mono-Si wafers, by contrast, is already seeing a severe supply glut. Furthermore, top-tier wafer suppliers will be initially focusing on expanding their P-type mono-Si production next year. Some analysts therefore expect that it will be difficult for P-type mono-Si wafer prices to rebound above US$0.95/pc, so the price gap between mono-and multi -Si wafers will stay narrow.

The mono-Si segment accounted for 18% of the global PV demand in 2015. Besides building on last year’s results, the growth and development in 2016’s mono-Si market will be driven by the following factors: the rise of the DG market, the low mono-Si wafer prices, the increase in conversion efficiency, the emergence of solutions to LID, and the maturation of PERC technology. Based on some analysis, the share of the mono-Si segment in the global PV demand for next year may grow to 25%, or 14.5GW out of the projected total demand of 58GW.

(This excerpt is from an article published in PV Magazine vol. 11|2015)

Once again, this analysis is important to Natcore because Natcore’s technologies are particularly suited to mono-Si n-type wafers.

Competitive Strengths

Natcore is a research and development company utilizing nanotechnology with a variety of applications in the solar industry. Although there are many potential applications of its research, the Company has focused on three opportunities that are the closest to commercialization and revenue.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.2 Overall Performance Overview (continued)

BlackSilicon

Firstly, the Company’s black silicon process stands to revolutionize solar energy production. For example, its black silicon has demonstrated the least amount of reflectance ever recorded, with 99.7% absorption. The Company has also recently demonstrated, in conjunction with CETC in China, that its black silicon process is perhaps the only such process suited for a commercial production line.

Methods for making black silicon can be divided into two broad categories: dry processes and wet processes. The dry processes can be further subdivided into two types: reactive ion etching (RIE) and laser ablation (L-A). The wet process is a metal assisted chemical etch, or MACE, process. A variety of research organizations and companies are actively working in each of the three principle areas. Natcore has licensed the MACE process developed and patented by NREL and has moved it from a laboratory process for making small area solar cells (typically 1cm x 1cm or 2cm x 2cm) to a commercially scalable process on full size (15.6cm x 15.6cm) solar cells. While there have been (and still are) several universities and research institutes releasing results on making black silicon by any of several variations of the dry processes, there is as yet no announcement by any company of a commercial scale-up of any of those approaches.

The principle reasons for the lack of scale-up using reactive ion etching or laser ablation are that the equipment for either one is costly and can process only a few wafers at a time. The Natcore-scaled MACE process, on the other hand, is inherently capable of standard solar cell wet chemical processing rates using much simpler and lower cost equipment. Using black silicon will move an 18% standard cell to the 18.5% range while at the same time potentially lowering its cost by as much as 10%, a very significant result in a large competitive market.

The benefit of black silicon is that it is projected to reduce the cost of solar cell manufacturing by approximately 20%. This is done by replacing the antireflective step in manufacturing and by eliminating one of the high- temperature furnaces currently involved in the process.

Laser / HIT™ Cell — Back Contact

With its black silicon processing technology now in hand, Natcore has turned its attention to coupling that technology with a process for eliminating the top contacts on solar cells. Doing so will eliminate the reflectance losses from the metal fingers and bus bars that usually sit on the top of the cell. That in turn will increase cell efficiency by 3 to 4 percentage points. The company’s laser processing program is focused on a certain style of solar cell known as the silicon heterojunction (SHJ) solar cell, often referred to as a HIT™ cell. The highest efficiency solar cells require high levels of surface passivation to eliminate unwanted loss of electrical current. This requirement for passivation is often at odds with the fact that electrical contacts, needed to extract electricity from the cell, are regions that are very poorly passivated. In the SHJ cell, the contacts to the cell involve a heterojunction between crystalline and amorphous silicon, and this heterojunction can simultaneously function as an excellent passivation and an electrical contact.

Recently, an all-back-contact SHJ-structure with a 25.6% conversion efficiency was reported — the highest efficiency ever reached for a silicon solar cell. That cell, however, was produced using a relatively complicated, higher-cost process. Natcore believes that with its laser process it can significantly simplify the processing of such cells, while retaining the performance and efficiency benefits.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.2 Overall Performance Overview (continued)

Laser / HIT™ Cell — Back Contact(continued)

Natcore’s Recent Breakthroughs with Lasers:

1.	A first laser-processed, all low-temperature solar cell.

2.	A back-contact solar cell using laser processing.

A laser-processed HIT-structure solar cell.

Applying both improvements to today’s standard 18% cells will move the efficiency to the mid-20% range and potentially lower the cost by up to another 10%.

Combining Natcore’s black silicon application with its laser processing techniques will eliminate both of the high-temperature furnaces currently used in solar cell manufacturing. As a result, the Company’s applications promise to not only drastically reduce manufacturing costs, but also eliminate the need for toxic and highly dangerous silane gas, enabling manufacturers to reduce toxic waste and produce cells in a much safer and more environmentally friendly way.

“Best-Of-Breed” Consulting Function

The best-of-breed business model entails Natcore contracting as a consultant on the design and construction of solar cell/solar panel fabrication facilities and power plants, with compensation on a “cost-plus” basis as well as unencumbered equity in the project.

Natcore will guide clients in procuring components of the highest available quality at highly competitive prices, taking advantage of the Company’s preferential status in the industry. Because the Company has no biases as to which components to buy or which vendors to employ, it believes it has a competitive advantage in providing best-of-breed products with appropriate warranties and efficiencies.

The Company is entering this arena due to numerous requests by companies and countries to aid them in developing solar cell facilities. These requests have come as Natcore’s technology has moved dramatically closer to commercialization and gained a high profile in the industry.

This is why the Company developed its best-of-breed business model — to give companies and countries an opportunity to have, as a worst case scenario, the best and most efficient solar cells and modules that exist with current technology. Additionally, its partners will enjoy some level of exclusive access to the Companies technologies as they are commercialized.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.2 Overall Performance Overview (continued)

“Best-Of-Breed” Consulting Function (continued)

Here are some of the unique advantages Natcore offers potential best-of-breed clients:

•	First and foremost its technology, which is recognized throughout the industry as being among the most advanced in photovoltaics.

•	Natcore’s relationships are worldwide, so it is not restricted to certain geographical regions.

•

Because of Natcore’s leading-edge technology, many cell and module equipment manufacturers give Natcore preferential treatment in order to have access to its applications as they become available commercially.

•	Members of Natcore’s Scientific Advisory Board – especially Drs. Daniele Margadonna, David Carlson, and Charlie Gay – have vast experience in designing and building turn-key solar cell fabs.

•	Natcore’s scientists are prolific contributors to solar technology journals, and they follow every new development in the industry.

•

Natcore has an exclusive license from the U.S. Department of Energy’s National Renewable Energy Laboratory (NREL) to develop and commercialize a line of black silicon products based on NREL patents. Those patents, along with Natcore’s own, will be essential in building the solar cells of the future.

Because of these advantages, Natcore has entertained many inquiries from groups looking to develop solar cell facilities, and is in advanced discussions with a number of well-positioned potential partners.

Tandem Quantum Dot Solar Cell

In addition to its three near-term opportunities, Natcore is pursuing research into tandem, quantum-dot solar cells that, while longer term, holds the potential to be a disruptive application for solar energy.

Multiple depositions of Liquid Phase Deposition layers with appropriate quantum dots distributed in them to form two p-n junctions will create a structure called a tandem solar cell. Such cells were first proposed shortly after the first commercially useful solar cell was invented in 1956. Solid theoretical understanding of how such solar cells work and how to construct them was developed by the early 1970s, and they are now commercial products for earth-orbiting satellite power systems.

Predictions are that two junction tandem cells can be as much as 35% efficient in terrestrial sunlight and three junction tandem cells can reach the lower 40% range. Creating a two-junction tandem cell by adding a quantum dot upper cell to the top of a standard silicon cell can theoretically increase the efficiency of the structure to the 30% range. Allowing for real-world losses in such a structure, the output of a quantum-dot-on-silicon, two- junction device should in the 27% to 28% range and will be at least 50% higher than a conventional silicon cell at today’s average commercial efficiencies (about 18% in production). Adding a two-junction quantum dot tandem cell to a standard silicon cell should create a three-junction device with efficiencies up to twice that of a standard silicon cell by itself.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.2 Overall Performance Overview (continued)

Revenue Sources:

The Company anticipates the following potential sources of revenue from the implementation of its solar cell manufacturing processes:

License Agreements & Royalties

Customers will be required to execute non-exclusive license agreement or exclusive license agreement unique to specified jurisdictions. Royalty rights will entitle the company to benefit from residual income on each product that utilizes the company’s technology.

Equipment Sales

Natcore will sub-contract the manufacturing of the equipment necessary to apply the black silicon process and the laser equipment for the all back contact HIT cell. There will be a royalty payable to Natcore on each piece of equipment.

Chemical and Material Sales

The Company will produce recurring revenue by engaging third-parties to manufacture and ship the patented chemical mixtures and other materials for the various applications.

The company understands that there may be situations where all four sources of revenue may not be available given market conditions and the appetite of different customers.

Financial Performance and Results of Operations:

For the Three Months Ended September 30, 2016 and 2015

As the Company is in the development stage, it is expected the Company will continue to generate losses for this fiscal year.

During the three months ended September 30, 2016 and 2015, the Company did not generate any revenue. The principal activity of the Company was that of research giving rise to normal recurring costs.

The Company reported a net income of $337,248 for the current three months ended compared to a net loss of ($1,462,863) for the prior year three months ended. The primary reasons for the change were income resulting from non-cash revaluations of our derivative liabilities resulting from a decrease in our stock price at the September30, 2016 compared to June 30, 2016 as well as a decrease in operating expenses.

Our operational expenses for the current three months ended were $794,749 compared to $1,100,842 for the prior year three months ended. Significant expense changes in the three months ended compared to prior three months ended are in the table in page 11.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.2 Overall Performance Overview (continued)

For the Nine Months Ended September 30, 2016 and 2015

As the Company is in the development stage, it is expected the Company will continue to generate losses for this fiscal year.

During the nine months ended September 30, 2016 and 2015, the Company did not generate any revenue. The principal activity of the Company was that of research giving rise to normal recurring costs.

The Company reported a net loss of ($1,605,941) for the current nine months ended compared to a net loss of ($3,105,380) for the prior year nine months ended. The primary reasons for the change were income resulting from non-cash revaluations of our derivative liabilities resulting from a decrease in our stock price at the September 30, 2016 compared to December 31, 2016 offset by an increase in operating expenses

Our operational expenses for the current nine months ended were $3,038,601 compared to $2,856,180 for the prior year nine months ended. Significant expense changes in the nine months ended compared to prior nine months ended are in the table in page 12.

Significant expense changes in the three months ended September 30, 2016 and 2015 were as follows:

Expenses:
	2016	2015	$ Change	% Change

Consulting	$30,995	$40,529	$(9,534)	-24%
Depreciation and amortization	34,202	48,396	(14,194)	-29%
Filing fees	6,115	17,840	(11,725)	-66%
Foreign exchange (gain) loss	181,110	283,466	(102,356)	-36%
Interest and bank charges	838	511	327	64%
Marketing	68,994	45,252	23,742	52%
Office and miscellaneous	33,264	34,766	(1,502)	-4%
Professional fees	72,927	113,544	(40,617)	-36%
Research and development	130,564	229,061	(98,497)	-43%
Stock-based compensation	30,111	112,923	(82,812)	-73%
Travel	1,547	7,491	(5,944)	-79%
Wages and salaries	204,082	167,063	37,019	22%

	794,749	1,100,842	(306,093)	-28%

Other Income (Expense)

Fair value adjustment on warrants	1,131,993	(377,130)	1,509,123	-400%
Other income	0	14,119	(14,119)	-100%
Interest income	4	990	(986)	-100%

Net income (loss)	$337,248	$(1,462,863)	$1,800,111	-123%

As a result of the acquisitions of Natcore US and the Company’s operations in the United States, the Company and its financial results are exposed to fluctuations between the Canadian and United States dollars. The foreign exchange loss results from certain monetary items, primarily cash equivalents, being denominated in Canadian dollars.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.2 Overall Performance Overview (continued)

Stock-based compensation relates to options granted under the Company’s stock option plan to directors, officers, employees and consultants. Compensation expense is recorded using the fair value method over the vesting periods of the options. The fair value of each option granted is estimated as at the date of grant using the Black-Scholes option pricing model.

Significant expense changes in the nine months ended September 30, 2016 and 2015 were as follows:

Expenses:
	2016	2015	$ Change	% Change

Consulting	$93,652	$136,236	$(42,584)	-31%
Depreciation and amortization	118,783	230,951	(112,168)	-49%
Filing fees	31,910	17,840	14,070	79%
Foreign exchange (gain) loss	206,571	375,804	(169,233)	-45%
Interest and bank charges	7,887	1,642	6,245	380%
Marketing	247,842	134,400	113,442	84%
Office and miscellaneous	115,677	168,760	(53,083)	-31%
Professional fees	312,421	188,464	123,957	66%
Research and development	711,401	668,583	42,818	6%
Stock-based compensation	564,117	308,145	255,972	83%
Travel	37,982	37,628	354	1%
Wages and salaries	590,358	587,727	2,631	0%

	3,038,601	2,856,180	182,421	6%

Other Income (Expense)

Fair value adjustment on warrants	1,432,647	(264,884)	1,697,531	-641%
	0	14,119	(14,119)	-100%
Interest income	13	1,565	(1,552)	-99%

Net income (loss)	$(1,605,941)	$(3,105,380)	$1,499,439	-48%

As a result of the acquisitions of Natcore US and the Company’s operations in the United States, the Company and its financial results are exposed to fluctuations between the Canadian and United States dollars. The foreign exchange loss results from certain monetary items, primarily cash equivalents, being denominated in Canadian dollars.

Stock-based compensation relates to options granted under the Company’s stock option plan to directors, officers, employees and consultants. Compensation expense is recorded using the fair value method over the vesting periods of the options. The fair value of each option granted is estimated as at the date of grant using the Black-Scholes option pricing model.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.3 Selected Financial Information

The following financial data represents selected information of the Company:

Selected Statement of Operations Data

	September 30,	September 30,
For the three months ended	2016	2015

Net Income (Loss)	$337,248	$(1,462,863)
Income (Loss) per share – basic and diluted	$0.01	$(0.03)
Weighted average of shares outstanding – basic and diluted	$61,057,780	$52,105,636

	September 30,	September 30,
For the nine months ended	2016	2015

Net Loss	$(1,605,941)	$(3,105,380)
Loss per share – basic and diluted	$(0.03)	$(0.06)
Weighted average of shares outstanding – basic and diluted	$58,943,524	$50,515,024

Selected Balance Sheet Data

	September 30,	December 31,
	2016	2015

Cash and cash equivalents	$79,378	$521,521
Working capital (deficit)	$(1,438,695)	$(1,186,488)
Total assets	$441,005	$1,065,383
Total shareholder’s equity (deficit)	$(21,522,883)	$(819,759)

As of September 30, 2016 and December 31, 2015, the Company had a derivative liability of $591,284 and $1,135,157, respectively included in current liabilities. The derivative liability is a non-cash liability and the Company is not required to expend any cash to settle this liability.

1.4 Recent Financial Events

Stock Options

On April 30, 2015, the Company granted 1,250,000 stock options to directors. The options vest 1/3 each calendar year from the grant date. The options are exercisable at CDN$0.58 and expire April 30, 2020. The options had a grant date fair value of $427,310 (CDN$513,742) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.98%; Expected life of 5 years; Volatility of 93%; and a Dividend yield of 0%.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.4 Recent Financial Events(continued)

On June 15, 2015, the Company granted 15,000 stock options to employees. 50% of the options on September 15, 2015 and the remaining options vest eighteen months from the grant date. The options are exercisable at CDN$0.54 and expire June 15, 2020. The options had a grant date fair value of $4,621 (CDN$5,691) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.98%; Expected life of 5 years; Volatility of 92%; and a Dividend yield of 0%. On July 13, 2015, the Company granted 80,000 stock options to a consultant. The options vested immediately. The options are exercisable at CDN$0.65 and expire December 20, 2019. The options had a grant date fair value of $27,780 (CDN$35,193) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.76%; Expected life of 4.44 years; Volatility of 93%; and a Dividend yield of 0%.

On January 31, 2016, the Company granted 1,975,000 stock options to employees. The options vested immediately. The options are exercisable at CDN$0.40 and expire January 13, 2021. The options had a grant date fair value of $395,116 (CDN$562,580) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.92%; Expected life of 5.00 years; Volatility of 94%; and a Dividend yield of 0%.

On February 15, 2016, the Company granted 120,000 stock options to an employee. The options vest accordingly: 80,0000 after 6 months, and 40,000 after 1 year. The options are exercisable at CDN$0.51 and expire February 15, 2021. The options had a grant date fair value of $31,489 (CDN$43,622) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.92%; Expected life of 5.00 years; Volatility of 94%; and a Dividend yield of 0%.

Share Issuances on Exercise of Warrants and Options

On March 30, 2016, 13,500 options were exercised at a price of CDN$0.58 for total proceeds of $6,011 (CDN$7,830). On May 17, 2016, 25,000 options were exercised at a price of CDN$0.40 for total proceeds of $7,754 (CDN$10,000).

Private Placement

In February 2016, the Company completed a non-brokered private placement and issued 273,058 units at a price of CDN$0.36 per unit for gross proceeds of $70,079 (CDN$98,301). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company had received subscriptions of $31,102 at December 31, 2015 that related to this private placement. On issue the fair value of the warrants was determined to be $26,464 and included in derivative liability (Note 8). In March 2016, the Company completed a non-brokered private placement and issued 2,244,497 units at a price of CDN$0.36 per unit for gross proceeds of $622,094 (CDN$808,019). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $489,252 and included in derivative liability (Note 8). The Company paid finders’ fees of $6,150 and incurred other share issue costs of $3,276. The Company also issued 23,450 finders’ warrants with a fair value of $5,112 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.4 Recent Financial Events(continued)

In June 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $306,777 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $167,222 and included in derivative liability (Note 8). The Company paid finders’ fees of $10,000. The Company also issued 70,000 finders’ warrants with a fair value of $10,940 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In July 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $304,042 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 70,000 finders’ warrants with a fair value in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In September 2016, the Company completed a non-brokered private placement and issued 650,000 units at a price of CDN$0.36 per unit for gross proceeds of $177,474 (CDN$234,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 45,500 finders’ warrants with a fair value of $5,333 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In November 2016, the Company completed a non-brokered private placement and issued 1,427,000 units at a price of CDN$0.23 per unit for gross proceeds of $244,601 (CDN$328,325). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.30 per share for a period of three years from the date of closing. The Company also issued 72,100 finders’ warrants in connection with this private placement exercisable at a price of CAD$0.30 per share for a period of three years from the date of closing.

Other

On August 21, 2015, the Company entered into an Investment Agreement (the “Investment Agreement”) and Registration Rights Agreement (the “Registration Rights Agreement”) with Dutchess Opportunity Fund, II, LP (“Dutchess”). Pursuant to the Investment Agreement, Dutchess committed to purchase, subject to certain restrictions and conditions, up to $5 million of the Company’s Common Stock upon issuance by the company of a Put to Dutchess at a price equal to ninety five percent (95%) of the lowest daily VWAP (volume weighted average price) of the Company’s Common Stock during the five (5) consecutive TradingDays beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date. Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to file one or more registration statements with the SEC to register the resale by Dutchess of shares of Common Stock issued or issuable under the Investment Agreement.

In October 2015, the Company issued 325,000 shares of common stock for professional services. The fair value of the shares issued was $111,746.

In July 2016, the Company issued 400,000 shares for services at a value of CDN$0.44 per share for a total cost of $135,339 (CDN$176,000).

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.5 Summary of Quarterly Results

The Company has provided summary results for the most recent eight quarters.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2016	2016	2016	2015	2015	2015	2015	2014

Net income (loss) for the period	$337,248	$(538,786)	$(2,481,975)	$(384,270)	$(1,462,863)	$(902,144)	$(1,224,744)	$(974,588)

Income (loss) per share - basic	$0.01	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.02)	$(0.03)	$(0.02)

1.6/1.7 Liquidity and Capital Resources

The following table summarizes the Company’s cash flows by activity and cash on hand:

	Nine Months Ended September 30,

Activity	2016	2015

Net cash used in operating activities	(1,866,605)	(1,293,537)
Net cash used in investing activities	(3,542)	(13,425)
Net cash provided by financing activities	1,428,004	1,043,205

Net decrease in cash	(442,143)	(263,757)
Cash at the beginning of the period	521,521	548,387

Cash at the end of the period	79,378	284,630

The Company reported working capital (deficit) of ($1,438,695) as of September 30, 2016 and ($1,186,488) at December 31, 2015. At September 30, 2016, the Company had cash of $79,378 compared to cash of $521,521 as of December 31, 2015. The decrease of $442,143 for the nine months ended September 30, 2016 is the result of a net loss for operational expenses and cash paid for equipment which are offset by proceeds of issuances of common stock shares in 2016. The Company is currently pursuing additional financing alternatives, including completing another private placement, to fund operations.

Current assets excluding cash and cash equivalents at September 30, 2016 consisted of receivables of $14,207 and prepaid expenses of $95,932.

Current liabilities at September 30, 2016 consisted of accounts payable and accrued liabilities of $1,036,928 and the derivative financial liability of $591,284.

The Company may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

1.8 Off-Balance Sheet Arrangements and Contingencies

The Company does not utilize off-balance sheet arrangements and has no contingencies of which the Company is aware.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.9 Transactions with Related Parties

The Company has an agreement (the “Employment Agreement”) dated October 1, 2007, and amended July 31, 2008, with an officer of the Company under which the Company pays a fee for employee services at a base salary of $220,000 per annum. On April 30, 2010, the Board of Directors passed a resolution to increase this to $250,000 per annum and on May 13, 2011 passed a resolution to increase this to $275,000 per annum. The employee is entitled to receive options under the terms and conditions of the Company’s stock option plan. The employee will serve as the President and Chief Executive Officer of the Company. On April 5, 2012, the employment agreement was extended for an additional two years under the same terms. On April 5, 2014, the employment agreement was extended for an additional three years under the same terms. Pursuant to the Employment Agreement, the Company has committed to granting 500,000 stock options based on the Company achieving certain consolidated net revenue targets. The exercise price and term of the options will be set at time the targets are met.

The employee has the right, upon 30 days notice, to terminate the Employment Agreement. The Company may terminate the Employment Agreement on 10 days notice if for cause or on 60 days notice if without cause. Should the Company terminate the contract without cause, it is obligated to pay the employee an amount equal to three month’s base salary.

Related Party Balances

As of September 30, 2016 and December 31, 2015 there was $201,260 and $204,060, respectively, owed to directors, officers, and companies controlled by directors that has been included in trade payables and accrued liabilities.

Key Management Personnel Compensation

	Six Months Ended	Year Ended
	September 30, 2016	December 31, 2015

Administrative fees	$45,000	$60,000
Consulting	—	100,200
Wages and benefits	268,125	558,230

	$313,125	$718,430

1.9 Critical Accounting Estimates

Not applicable to Venture Issuers.

1.10 Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or the initial adoption of accounting standards during the period. The Company’s significant accounting policies are described in Note 2 to the audit financial statements.

1.11 Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.12 Financial Instruments and Other Instruments (continued)

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada and the United States. As most of the Company’s cash is held by two banks there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s exposure to credit risk on its receivables is considered minimal as the balances are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

All of the Company’s non-derivative financial liabilities are due within one year.

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars:

	September 30, 2016	December 31, 2015

Cash and cash equivalents	$16,448	$259,019

Based on the above net exposures, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by $164 and $2,590 at September 30, 2016 and December 31, 2015, respectively.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.12 Financial Instruments and Other Instruments (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of approximately $1,000.

Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit. There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

Classification of Financial Instruments

Financial assets included in the statement of financial position are as follows:

Current Assets:	September 30, 2016	December 31, 2015

Cash, cash equivalents and receivables
Cash and cash equivalents	$79,378	$521,521
Receivables	14,207	18,174

	$93,585	$539,695

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2016	December 31, 2015

Non-derivative financial liabilities:
Trade payables	$1,036,927	$749,985
Derivative liabilities
Derivative financial liability – warrants	591,285	1,135,157

	$1,628,212	$1,885,142

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.12 Financial Instruments and Other Instruments (continued)

Fair Value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at June 30, 2016 and December 31, 2015 consisted of the derivative financial liability, which is measured using level 3 inputs.

The fair value of the derivative liability is determined by the Black-Scholes option pricing model using the historical volatility as an estimate of future volatility. At September 30, 2016, if the volatility used was increased by 10% the impact would be an increase to the derivative liability of $117,426, with a corresponding decrease to comprehensive loss.

1.13 Other Requirements

Outstanding Shares and Securities

As of the date of this report, the Company had an unlimited number of authorized common shares of which 61,939,302common shares were issued and outstanding.

As of September 30, 2016, the Company had 5,001,500 options outstanding. Each option entitles the holder to purchase one additional common share at exercise prices ranging from CDN$0.40 to CDN$1.11 and expiring on dates ranging from April 17, 2017 to February 15, 2021.

As of September 30, 2016, the Company had 23,612,570 warrants outstanding. Each warrant entitles the holder to purchase one additional common share at an exercise prices ranging from CDN$0.43 to CDN$0.95 and US$0.62 and with expiration dates ranging from July 20, 2017 to September 16, 2019.

For a detailed summary of all outstanding securities convertible or exercisable into equity securities of the Company, refer to Note 9 of the Consolidated Financial Statements.

NATCORE TECHNOLOGY INC.
MANAGEMENT DISCUSSION & ANALYSIS
For the Three and Nine Months Ended September 30, 2016

1.13 Other Requirements(continued)

Risk Factors

The primary risk factors affecting the Company are set forth in the Filing Statement dated March 26, 2009 which is available on SEDAR under the Company’s profile at www.sedar.com.

In addition, the Company has limited segregation of duties with respect to maintaining the Company’s accounting records due to the limited number of employees, and if the Company fails to maintain an effective system of internal controls, it may not be able to accurately report its financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in the Company’s financial reporting which could harm the trading price of the Company’s stock.

Additional disclosures pertaining to the Company’s technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“ChuckProvini “

CEO and President November29, 2016